October 26, 2023

By EDGAR submission
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Anuja A. Majmudar and Karina Dorin
Re: Eli Lilly and Company
Form 10-K for the fiscal year ended December 31, 2022
Response dated September 20, 2023
File No. 001-06351
Dear Anuja A. Majmudar and Karina Dorin,
Eli Lilly and Company (Lilly, the Company, we, or us) respectfully submits this letter in response to the comments received from the staff (the Staff) of the United States Securities and Exchange Commission (the SEC) by letter dated September 29, 2023, in relation to the above-referenced filing (the 2022 Form 10-K) and our prior response letter dated September 20, 2023 (the Response Letter). For ease of reference, the Staff’s original comments are reproduced below in bold italicized type, followed by Lilly’s response.
Response dated September 20, 2023

Management’s Discussion and Analysis of Results of Operations and Financial Condition, p. 37

1.We note your response to our prior comment 2 states that you have “not identified any direct or indirect consequences of climate-related regulation or business trends that have or are reasonably likely to materially affect [your] business, financial condition, or results of operations.” Please include a discussion explaining in greater detail your analysis and how you concluded on the materiality of each of the items noted in our prior comment for which disclosure was not deemed necessary. For example, please explain how you determined that you “expect product demand and competitiveness to hinge centrally on the effectiveness, safety, and ease of use of our medicines and other factors directly cited in our Form 10-K.”

In evaluating whether to include disclosures in Lilly’s SEC filings, including our annual reports on Form 10-K, Lilly carefully considers the requirements applicable to such filings under U.S. securities laws and regulations and the SEC’s published guidance, including the 2010 Commission Guidance Regarding Disclosure Related to Climate Change and the SEC Division of Corporation Finance Sample Letter to Companies Regarding Climate Change Disclosures. The Company’s process to identify and consider events and circumstances that may affect our business, financial condition, and results of operations is informed by, among other things, operational performance, market conditions, and the Company’s comprehensive risk-management program.

In evaluating risks (including climate-based risks) to the Company, we conduct assessments considering factors such as financial impact, impact on our ability to achieve Lilly’s business objectives, impact on, or potential disruptions to, production, and customer and patient impact.

Risk management and monitoring is performed and managed by the global ethics and compliance function, which is led by our Executive Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer, with input from subject matter experts within the business. Our global health, safety and environment (HSE) committee includes senior leadership from key areas of our business and plays a central role in monitoring compliance with environmental regulations, policies, procedures and standards, as well as performance against goals and continuous improvement. The HSE committee meets

United States Securities and Exchange Commission
October 26, 2023

quarterly to, among other things, assess and manage HSE risks and opportunities, including climate-related risks and opportunities, which feeds into the enterprise risk management process.

The Company’s board of directors oversees key enterprise-level risks and our enterprise risk management process for identifying and creating mitigation plans for enterprise level risks is overseen by the audit committee of the board of directors. Furthermore, the directors and corporate governance committee of the board identifies and brings to the attention of the full board, as appropriate, current and emerging social, environmental, political and governance developments and public policy issues that may affect the business operations, performance or reputation of the Company.

Taking into consideration the information evaluated under the above-described process, the Company does not believe that any climate-related regulation or business trends were reasonably expected to have a material effect on the Company’s business, financial condition and results of operations for the periods reported in the 2022 Form 10-K or would otherwise require disclosure in our Form 10-K.

In our experience, the most important competitive factors for our business include product effectiveness, safety, and ease of use; formulary placement, price, payer coverage and reimbursement rates, and demonstrated cost-effectiveness; regulatory approvals; marketing effectiveness; and research and development of new products, processes, modalities, and uses. Most new products or uses that we introduce must compete with other branded, biosimilar, or generic products already on the market or that are later developed by competitors. When competitors introduce new products, uses, or delivery systems with therapeutic or cost advantages, including by developing new modalities, our products become subject to decreased sales volumes, progressive price reductions, or both. Therefore, we believe our long-term competitive success depends on discovering and developing (either alone or in collaboration with others) or acquiring innovative, cost-effective products that provide improved outcomes for patients and deliver value to payers, and continuously improving the productivity of our operations in a highly competitive environment.

To date, we have not experienced a discernible demand impact related to whether any of the Company’s products produce significant greenhouse gas (GHG) emissions or are related to carbon based energy sources. Nor have we experienced a discernible trend in customers’ demand for our products or services based on the Company’s or our competitors’ GHG emissions or use of carbon-based energy sources.

Furthermore, the Company has not experienced increased competition to develop innovative new products that result in lower emissions. While there is perpetual competition in the pharmaceutical industry, such competition is to develop innovative new products, and the Company does not see climate-related regulation or climate-based business trends as a significant competitive factor.

We do not generate or transmit energy to customers, so our solar or alternative energy generation are for our own use. We have not experienced a discernible trend in customers’ demand for our products or services based on production using alternative energy sources.

The Company will continue to monitor the impacts of climate change on the Company’s business, financial condition and results of operations. If, in the future, the Company determines that there are direct or indirect consequences material to the Company, the Company will include appropriate disclosures in future filings.

2. We note your response to our prior comment 3. Please further address the following:

•Your response states that occasionally your property and operations have been temporarily impacted by severe weather-related events, but such damage has not been material to your operations. Please provide us with quantitative information for each of the periods identified in our prior comment regarding weather-related damages to your property or operations.

United States Securities and Exchange Commission
October 26, 2023

The Company did not experience any material impacts from severe weather-related events, nor did it make any insurance claims related to weather-related damages to our property, for each of the years ended December 31, 2022, 2021, and 2020.

•Your 2022 CDP Water Security Response indicates that the primary direct and indirect use of freshwater is vital for production. Please tell us how you considered disclosure regarding the impact of water availability and quality in the manufacturing of your products, including your determination of materiality for your business and operations.

We use freshwater for production processes and cooling purposes. Pharmaceutical production requires continuous access to high quality water for primary uses (i.e., for manufacturing products and equipment cleaning and sanitization). Our bulk active pharmaceutical ingredient manufacturing sites and final dosage finishing sites generally use the largest volume of water within our production. Packaging sites require little water. Water risks are considered as part of the established enterprise risk management framework described above and as otherwise required. As with any manufacturer, water availability and quality is a factor considered in site scoping for new manufacturing locations, as applicable. Before embarking on facility construction, we may consider water risks related to the locations of manufacturing and packaging plants to assess if a drought/water disruption scenario would significantly impact the sites and/or our business. Overall, we have not identified water-related scenarios that are likely to have a material financial or strategic impact on the Company. Water risks exist, but we expect realized impacts, if any, would be minimal.

•Please revise your disclosure to more clearly address how you could be impacted if severe weather impacts your customers. In this regard, we note your disclosure on page 7 of your Form 10-K stating that in 2022, 2021, and 2020, McKesson Corporation, AmerisourceBergen Corporation and Cardinal Health, Inc. each accounted for a significant percentage of your consolidated revenue.

We sell most of our products worldwide. In the U.S., most of our products are distributed through wholesalers that serve pharmacies, physicians and other healthcare professionals, and hospitals. The three wholesalers identified on page 7 of the 2022 Form 10-K are national or multinational distributors of pharmaceuticals and other products with multiple locations and business continuity programs of their own. As such, localized weather-related events experienced in their distribution network would not necessarily impact our operations in a significant way.

We disclosed in our 2022 Form 10-K that “if one of these significant wholesalers should encounter financial or other difficulties, it might decrease the amount of business the wholesaler does with us or we might be unable to timely collect the amounts that the wholesaler owes us, which could negatively impact our results of operations.” We believe that this disclosure adequately apprises investors of the risk related to our reliance on wholesale distribution of our products in the U.S., without overstating the impact of any subset of this risk. If the impact of severe weather on these wholesalers becomes a material risk to the Company, we will include such description in our disclosure, as appropriate.

•We note that your response states that your cost of insurance as a percentage of cost of products sold and operating expenses increased 0.086% from 2021 to 2022. Please provide us with information quantifying the cost of property insurance for each of the periods for which financial statements are presented in your Form 10-K and whether you expect any future period changes to the cost of insurance.

While immaterial to the Company’s expenses, the Company’s aggregate property insurance costs as a percentage of cost of products sold and operating expenses for each of the periods ended December 31, 2020, 2021, and 2022 was 0.078%, 0.077%, and 0.086%, respectively. Our prior letter inadvertently included the metric for aggregate property insurance costs as a percentage of cost of products sold and operating expenses in 2022 rather than the increase in such expense from 2021 to 2022. Property insurance costs are influenced by a variety of factors that impact insurers and their customers, including

United States Securities and Exchange Commission
October 26, 2023

changes in the insurance market, technology, environmental factors, regulation, etc. The Company’s insurers have not indicated that property insurance costs have been disproportionately impacted by weather-related impacts, and the Company has not experienced any difficulty in obtaining insurance due to weather-related impacts. We expect our costs of insurance will fluctuate in future periods based on a variety of factors, including those referenced above, as well as the need to insure the additional manufacturing facilities which we are building.

3. We note your response to our prior comment 4 and reissue it in part. Please quantify your carbon credit or offset purchases for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

Our primary emission reduction strategy is to directly reduce emissions and replace carbon-intensive sources with clean energy sources where possible. To achieve our voluntary emissions reduction goals, we recognize that we may need to offset remaining emissions by purchasing certificates from climate protection projects with recognized quality standards or through other methods. In 2020, 2021, and 2022, we did not purchase any carbon offsets. The decision to purchase carbon offsets, if any, will be made based on the emissions that cannot be eliminated after we’ve completed efforts to directly reduce emissions, which cannot be estimated at this time.

Because “carbon credit” is subject to different definitions and interpretations, we advise the Staff as follows:

•We have utilized the European Union Emissions Trading System (ETS) (a carbon emission trading scheme) in connection with operations at two of our manufacturing facilities in Europe. From time to time, one or both of these two facilities may purchase an allowance to emit over the ETS caps. For each of fiscal years 2020, 2021, and 2022, we purchased approximately €2 to €3 million per year of emission allowances under the ETS. The ETS may not be categorized as a carbon offset, but some may categorize it as a so-called “cap and trade” system. As mentioned above, our primary emission reduction strategy is to directly reduce emissions and replace carbon-intensive sources with clean energy sources where possible, we expect to continue to purchase allowances in line with prior periods in the near future.

•We purchased renewable energy certificates, which are applied to purchase electricity through our utility provider in the U.S., representing $0 in 2020, $0 in 2021, and $163,890 in 2022. We expect to continue to purchase renewable energy through our service provider in Indianapolis in the near term.

The Company does not believe that its participation in the ETS nor its purchase of renewable energy certificates is material.

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United States Securities and Exchange Commission
October 26, 2023

In connection with its response to the Staff’s comments, we acknowledge that Lilly and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions about this response or require additional information, please contact me at (224) 234-2374.

Sincerely yours,

Eli Lilly and Company

By: /s/ Christopher Anderson
Associate Vice President – Leader of Corporate Securities and Assistant Secretary

cc: Anat Ashkenazi, Executive Vice President and Chief Financial Officer
Eli Lilly and Company

Anat Hakim, Executive Vice President, General Counsel and Secretary
Eli Lilly and Company

Donald A. Zakrowski, Senior Vice President, Finance, and Chief Accounting Officer
Eli Lilly and Company